SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2007

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page
1.1	Renewal of Continuing Connected Transactions, dated December 13, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: December 14, 2007	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 941)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

The Company entered into the Continuing Connected Transaction Agreements with its ultimate controlling shareholder, CMCC, on 13 December 2007.

Since each of the relevant percentage ratios (other than the profit ratio) set out in Rule 14.07 of the Listing Rules in respect of the charges payable under each of the Continuing Connected Transaction Agreement is, on an annual basis, less than 2.5%, each of the Continuing Connected Transaction is classified as a continuing connected transaction under Rule 14A.34 of the Listing Rules and is only subject to the announcement requirement set out in Rule 14A.47 of the Listing Rules but exempt from the independent shareholders’ approval requirements under the Listing Rules.

Details of the Continuing Connected Transactions will be included in the annual report and accounts of the Company in accordance with Rules 14A.45 and 14A.46 of the Listing Rules.

Reference is made to the announcement of China Mobile Limited (the “Company”, together with its subsidiaries, the “Group”) dated 30 December 2004 where the Company announced that the Company had entered into two agreements with its ultimate controlling shareholder, China Mobile Communications Corporation (“CMCC”) (the ultimate controlling shareholder of the Company holding indirectly approximately 74.35% of the total issued and outstanding share capital of the Company), namely the property leasing and management services agreement and the telecommunications services agreement (collectively, the “2004 Continuing Connected Transaction Agreements”). The 2004 Continuing Connected Transaction Agreements will expire on 31 December 2007.

The board of directors (the “Board”) announces that on 13 December 2007, the Company and CMCC entered into two renewal agreements to extend the existing continuing connected transactions under the 2004 Continuing Connected Transaction Agreements for a term of three years commencing on 1 January 2008. These two renewal agreements are (i) the 2008–2010 property leasing and management services agreement (the “2008–2010 Property Leasing Agreement”); and (ii) the 2008–2010 telecommunications services agreement (the “2008–2010 Telecommunications Services Agreement”, which together with the 2008–2010 Property Leasing Agreement, are collectively referred to as the “Continuing Connected Transaction Agreements”).

Each of the transactions under the Continuing Connected Transaction Agreements (each a “Continuing Connected Transaction”) involves the provision of goods and services which is carried out on a continuing or recurring basis in the ordinary and usual course of business of the Company and constitutes a continuing connected transaction under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Details of the Continuing Connected Transaction Agreements are set out below.

The 2008–2010 Property Leasing Agreement

The Company entered into the 2008–2010 Property Leasing Agreement with CMCC pursuant to which the Company rents from CMCC various properties for use as business premises and offices, retail outlets and warehouses of the Group, and CMCC and its subsidiaries provide property management services in relation to the properties let or sub-let under the agreement. In addition, if the Company so requests, CMCC and its subsidiaries will also provide property management services in relation to the properties owned by the Group.

The properties to be rented under the 2008–2010 Property Leasing Agreement include (i) properties owned by CMCC and its subsidiaries; and (ii) properties let to CMCC and its subsidiaries from third parties and sub-let by CMCC and its subsidiaries to the Company.

The rental charges payable by the Company in respect of properties owned by CMCC and its subsidiaries are determined with reference to market rates; whilst the rental charges payable in respect of properties which CMCC or its subsidiaries lease from third parties and sub-let to the Company or its subsidiaries are determined according to the actual rent payable by CMCC or its subsidiaries to such third parties together with the amount of any tax payable. The Company has the right to adjust the number of leased properties under the 2008–2010 Property Leasing Agreement to suit its business needs.

The property management service charges payable by the Company under the 2008–2010 Property Leasing Agreement are determined with reference to market rates. The Company is entitled to withhold a certain amount of the service charges payable if the quality of the property management services provided by CMCC or its subsidiaries fails to meet the required standards as specified in the 2008– 2010 Property Leasing Agreement.

The existing annual cap for the rental and property management service charges payable by the Group to CMCC and its subsidiaries for the two years ended 31 December 2005 and 31 December 2006 and for the year ending 31 December 2007 are RMB800 million (equivalent to approximately HK$840.51 million), RMB900 million (equivalent to approximately HK$945.58 million) and RMB1,000 million (equivalent to approximately HK$1,050.64 million), respectively. For the two years ended 31 December 2005 and 31 December 2006, the aggregate rental and property management service charges paid by the Group to CMCC and its subsidiaries were RMB589 million (equivalent to approximately HK$618.83 million) and RMB804 million (equivalent to approximately

HK$844.72 million), respectively. Based on the Group’s unaudited management accounts, the aggregate rental and property management service charges paid and payable by the Group to CMCC and its subsidiaries for the 10 months ended 31 October 2007 amounted to approximately RMB640 million (equivalent to approximately HK$672.41 million).

To cater for the Group’s continued business growth and resulting increase in sales and marketing needs, the Group intends to expand its retail network by increasing the number of its retail outlets. In anticipation of such expansion and based on the following factors: (1) the number of properties that are currently rented by the Group from CMCC and its subsidiaries which number is expected to increase in the next few years in line with the growth of the Company’s business; (2) the number of self-owned properties of the Group in relation to which CMCC and its subsidiaries are expected to provide property management services; (3) the historical rental and property management service charges paid by the Group; (4) the anticipated trend of increase in market rental of properties in the PRC in the next few years, the aggregate annual rental and property management service charges payable by the Group for each of the years ending 31 December 2008, 31 December 2009 and 31 December 2010 are expected not to exceed RMB1,400 million (equivalent to approximately HK$1,470.90 million), RMB1,500 million (equivalent to approximately HK$1,575.96 million) and RMB1,600 million (equivalent to approximately HK$1,681.03 million). Accordingly, the annual caps for the transactions under the 2008–2010 Property Leasing Agreement are set at RMB1,400 million (equivalent to approximately HK$1470.90 million), RMB1,500 million (equivalent to approximately HK$1,575.96 million) and RMB1,600 million (equivalent to approximately HK$1,681.03 million) for the three years ending 31 December 2008, 2009 and 2010.

The 2008–2010 Telecommunications Services Agreement

The Company entered into the 2008–2010 Telecommunications Services Agreement with CMCC pursuant to which subsidiaries of the Company obtain certain telecommunications equipment and services from CMCC and its subsidiaries (the “Telecommunications Services”).

Services provided under the 2008–2010 Telecommunications Services Agreement include (i) telecommunications project planning, design and construction services; (ii) telecommunications line and pipeline construction services; and (iii) telecommunications line maintenance services.

Pursuant to the 2008–2010 Telecommunications Services Agreement, subsidiaries of CMCC sell transmission towers and spare parts and provide related installation and maintenance services to subsidiaries of the Company.

The charges payable for the services provided under the 2008–2010 Telecommunications Services Agreement, and the price of transmission towers and spare parts and the charges payable for related installation and maintenance services are determined with reference to and cannot exceed relevant standards laid down and revised from time to time by the government of the PRC. Where there are no government standards, the prices and charges are determined according to market rates.

The existing annual cap for the charges payable by the Group to CMCC for Telecommunication Services for the two years ended 31 December 2005 and 31 December 2006 and for the year ending 31 December 2007 is RMB2,500 million (equivalent to approximately HK$2,626.60 million). For the two years ended 31 December 2005 and 31 December 2006, the aggregate amounts paid by the Group to CMCC for Telecommunications Services were RMB1,866 million (equivalent to approximately HK$1,960.50 million) and RMB2,359 million (equivalent to approximately HK$2,478.46 million), respectively. Based on the Group’s unaudited management accounts, the aggregate amounts paid and payable by the Group to CMCC for Telecommunications Services for the 10 months ended 31 October 2007 amounted to approximately RMB1,850 million (equivalent to approximately HK$1,943.69 million).

As the Group has been carrying out various maintenance projects in order to increase the production capacity of its transmission towers, it is expected that the volume of Telecommunication Services required from the subsidiaries of CMCC will increase. In view of the rapid business growth of the Group and the expansion of the Group’s mobile services, the Group plans to acquire more transmission towers from the subsidiaries of CMCC so as to increase its service capacity. Based on the historical level of service charges paid by the Company for Telecommunications Services and the amounts paid by the Company for the purchase of transmission towers and spare parts, and the extent and volume of the services and transmission towers and spare parts the Company expects the subsidiaries of CMCC to provide in the next few years which is expected to increase in line with the growth of the Company’s business, the aggregate annual amounts payable by the Group under the 2008–2010 Telecommunications Services Agreement for each of the years ending 31 December 2008, 31 December 2009 and 31 December 2010 are expected not to exceed RMB3,200 million (equivalent to approximately HK$3,362.05 million), RMB3,300 million (equivalent to approximately HK$3,467.11 million) and RMB3,400 million (equivalent to approximately HK$3,572.18 million). Accordingly, the annual caps for the transactions under the 2008–2010 Telecommunications Services Agreement are set at RMB3,200 million (equivalent to approximately HK$3,362.05 million), RMB3,300 million (equivalent to approximately HK$3,467.11 million) and RMB3,400 million (equivalent to approximately HK$3,572.18 million) for the three years ending 31 December 2010, respectively.

Compliance with Listing Rules

There are no prior transactions or relationship with CMCC and its ultimate beneficial owners which require aggregation under Rule 14A.25 of the Listing Rules. Since each of the relevant percentage ratios (other than the profit ratio) set out in Rule 14.07 of the Listing Rules in respect of the rental and property management charges payable by the Company under the 2008–2010 Property Leasing Agreement and the amounts payable under the 2008–2010 Telecommunications Services Agreement is, on an annual basis, less than 2.5%, each of the Continuing Connected Transaction is classified as a continuing connected transaction under Rule 14A.34 of the Listing Rules and is only subject to the announcement requirement set out in Rule 14A.47 of the Listing Rules but exempt from the independent shareholders’ approval requirements under the Listing Rules. Details of the Continuing Connected Transactions will be included in the annual report and accounts of the Company in accordance with Rules 14A.45 and 14A.46 of the Listing Rules.

Each of the Continuing Connected Transaction Agreements has a fixed term of three years, and will be effective from 1 January 2008 to 31 December 2010. The directors (including independent non-executive directors) of the Company are of the view that the Continuing Connected Transaction Agreements were entered into after arm’s length negotiation between the Company and CMCC, reflect normal commercial terms and are in the interests of the shareholders of the Company and the Company as a whole. The directors (including independent non-executive directors) of the Company are also of the view that the terms as well as the proposed annual caps for the Continuing Connected Transactions are fair and reasonable.

General Information

CMCC is a State-owned company established under the laws of the PRC and the ultimate controlling shareholder of the Company. Through the Group, CMCC is the leading provider of mobile telecommunications services in the PRC.

The Group is the leading mobile services provider in China, which operates nationwide mobile telecommunications networks in all thirty-one provinces, autonomous regions and directly-administered municipalities in Mainland China and in Hong Kong. The Company is an investment holding company.

This announcement contains translations between Renminbi and Hong Kong dollars at RMB0.9518 = HK$1.00. The translations are not representations that the Renminbi and Hong Kong dollar amounts could actually be converted at such rate, if at all.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Mr. Paul Michael Donovan as a non-executive director.

By Order of the Board
China Mobile Limited
Wang Jianzhou
Chairman and Chief Executive Officer

Hong Kong, 13 December 2007